March 28, 2017
FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Horizon Funds Response to Staff’s Comment to Post-Effective Amendment No. 9 to Registration Statement on Form N-1A Filed January 30, 2017 (File Nos. 811-23063 and 333-205411)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Horizon Funds (the “Trust”).  Mr. Jay Williamson of the staff (the “Staff”) of the Securities and Exchange Commission provided an oral comment on March 16, 2017 regarding Post-Effective Amendment No. 9 to the above-referenced registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940. The following is the Staff’s comment and the Trust’s response:

1.
The Staff notes that footnote 1 to the fee tables for both the Horizon Active Dividend Fund (the “Dividend Fund”) and the Horizon Defined Risk Fund (the “Defined Risk Fund”) indicate that “Other Expenses” are estimated for the current fiscal year.  Please explain the basis for using estimated amounts for the current fiscal year.

RESPONSE:  The Dividend Fund commenced operations as of December 28, 2016 and the Defined Risk Fund will not have commenced operations as of the date of the Registration Statement.  Accordingly, the Trust confirms that each of the Dividend Fund and the Defined Risk Fund is a “New Fund”, as defined under Instruction 6 to Item 3 of Form N-1A.

Thank you for your comments.  Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner